SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

October 29, 2003

Commission File No. 1-14712

FRANCE TELECOM

(Translation of registrant’s name into English)

6, place d’Alleray, 75505 Paris Cedex 15, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

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Indicate by check mark whether the Registrant is submitting the

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information contained in this Form, is also thereby furnishing the information to the

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Registrant in connection with Rule 12g3-2(b): 82-            )

Enclosure:	Press Release dated October 29, 2003 announcing France Telecom’s Third Quarter 2003 Revenues and Top Program Achievements.

Press release

Paris, October 29, 2003

Third Quarter 2003 Revenues and TOP Program Achievements

•	Consolidated revenues increase 3.3% on a comparable basis* in Q3 2003

•	Growth at Orange (nearly 10%) and Wanadoo (24.1%) sustains growth in consolidated revenues on a comparable basis*

•	TOP Program continues its momentum in Q3 2003

•	Initiatives to improve operational performance in place across the France Telecom Group

•	CAPEX[4] stabilized at 1.1 billion euros in Q3 2003 while investments sustained in high-growth segments such as broadband

•	43.7% improvement in key TOP indicator “Operating income before depreciation and amortization[2] less CAPEX[4]” on a comparable basis* for Q3 2003

•	Deployment of growth initiatives

•	40 sectoral growth initiatives to leverage all opportunities in France Telecom Group markets

•	14 groupwide initiatives to advance France Telecom’s position as full-service operator

•	2003 Guidance

•	3 to 5% increase in revenues on a comparable basis*

•	Operating income before depreciation and amortization[2] over 17 billion euros

•	Operating income of more than 9.2 billion euros

•	Free cash flow[5], excluding asset disposals, of over 4 billion euros (after cash impact of the purchase of minority interests in Orange), 1 billion euros ahead of initial target

France Telecom	6 Place d’Alleray	Phone : +33 1 44 44 93 93
Corporate Communication	75505 Paris cedex 15	Fax : +33 1 44 44 80 34
Information Department	France

France Telecom Consolidated Revenues Q3 2003 and 2002

(In million of euros)		For the three months ended September 30, 2003	For the three months ended September 30, 2002 Historical	% Change 2003/2002 Historical	For the three months ended September 30, 2002 On a comparable basis*	% Change 2003/2002 On a comparable basis*
Total Revenues		11,646	11,971	(2.7)	11,276	3.3
Revenues by Product Line
Orange		4,588	4,401	4.2	4,181	9.7
Of which	Orange France	1,998	1,870	6.8	1,871	6.8
	Orange UK	1,472	1,543	(4.6)	1,402	5.0
	Orange Rest of World	1,118	988	13.2	908	23.1
Wanadoo		639	498	28.3	515	24.1
Of which	Access, portals and e-commerce	396	265	49.4	282	40.4
	Directories	243	233	4.3	233	4.3
Fixed line, voice and data services – France		4,338	4,606	(5.8)	4,446	(2.4)
Of which	Fixed-line telephony	3,279	3,359	(2.4)	3,370	(2.7)
	Business services	769	753	2.1	767	0.3
	Broadcasting and cable television	101	269	(62.5)	104	(2.9)
	Other revenues	189	225	(16.0)	205	(7.8)
Fixed line, voice and data services – Outside France		2,081	2,466	(15.6)	2,134	(2.5)
Of which	Equant	548	661	(17.1)	579	(5.4)
	Fixed line telephony outside France	1,088	1,273	(14.5)	1,160	(6.2)
	Other wireless services outside France and excluding Orange	292	298	(2.0)	220	32.7
	Other revenues outside France	153	234	(34.6)	175	(12.6)

Q3 2003 Revenues

France Telecom’s Q3 2003 revenues amounted to 11.65 billion euros, a 2.7% decrease compared to Q3 2002 on a historical basis. As was the case for the first half-year period, this decline was due mainly to changes in the scope of consolidation, particularly, the sale of TDF on December 13, 2002 and Casema on January 28, 2002, as well as the negative impact of exchange rates, amounting to 427 million euros.

On a comparable basis* France Telecom’s Q3 2003 revenues increased 3.3%. Orange and Wanadoo confirmed their robust growth, while revenues from fixed line, voice and data services in France and outside France decreased slightly.

Revenues for the nine months ended September 30, 2003 amounted to 34.5 billion euros, an increase over the 2002 period of 0.2% on a historical basis and an increase of 3.7% on a comparable basis*.

Orange: dynamic commercial performance driven by new services

Orange added 1.3 million new customers in three months; favorable ARPU6 trends confirmed in France and the United Kingdom; quarterly ARPU6 increased in France for the second consecutive quarter; ARPU6 rose 5.9% in one year in the United Kingdom despite the unfavorable impact of lower call termination rates; average usage per user (AUPU8) rose 8.5% in France and 3.6% in the United Kingdom; non-voice revenues accounted for 12.5% of Orange network revenues in Q3 2003.

Contributive revenues1 from Orange totaled 4.6 billion euros for Q3 2003, an increase of 4.2% on a historical basis and 9.7% on a comparable basis* versus Q3 2002. Network revenues totaled 4.3 billion euros, an advance of 4.1% on a historical basis and 8.6% on a comparable basis*. Growth in the number of active customers rebounded in the third quarter as 1.325 million active customers were added, compared to 696,000 in the second quarter and 557,000 in the first quarter. All Orange subsidiaries contributed to this improvement. Orange and subsidiaries in which it has a controlling interest had 46.9 million active customers at September 30, 2003, an increase of 8.6% over September 30, 2002 (on both a historical basis and a comparable basis*). Network revenues reflected the positive impact from favorable trends in ARPU6 (average revenue per user), linked to sustained growth in voice traffic and to the development of non-voice services, which represented 12.5% of network revenues in Q3 2003, up from 10.5% in Q3 2002.

Contributive revenues1 from Orange France reached 2 billion euros for Q3 2003, up 6.8% over the previous year on a historical basis and on a comparable basis*. The 4.5% increase in network revenues was due primarily to the increase in the number of active customers, which reached 19.6 million at September 30, 2003, representing an increase of 4.4% in one year. The increase in network revenues was also sustained by the favorable ARPU6 trend, which continued to rise modestly, reaching 377 euros in Q3 after 376 euros in Q2 and 375 euros in Q1 2003, confirming the return to growth seen in Q2 2003. The customer mix continued to improve (the share of customers with inclusive call-time subscription plans rose to 57.4% at September 30, 2003 from 54.6% a year earlier), while average traffic per customer rose 8.5% versus Q3 2002.

Contributive revenues1 from Orange UK reached 1.5 billion euros in Q3 2003, a decrease of 4.6% on a historical basis due to the negative impact of the pound sterling exchange rate. On a comparable basis*, contributive revenues1 from Orange UK increased 5% for Q3 2003 over Q3 2002. Network revenues were down 3.1% on a historical basis due to the negative impact of the pound sterling exchange rate, but were up 5.4% on a comparable basis*. This reflects a sustained increase of 5.9% in ARPU6 for Q3 2003, despite the impact of a 15% decrease in call termination rates. The number of active customers increased 2.4% in one year, totaling 13.4 million at September 30, 2003, compared to 13.1 million at September 30, 2002.

Contributive revenues1 from Orange Rest of World totaled 1.1 billion euros for Q3 2003, an increase of 13.2% on a historical basis and 23.1% on a comparable basis*. Network revenues advanced 14% on a historical basis and 22.6% on a comparable basis* compared to Q3 2002, reflecting continued growth in the number of active customers. At September 30, 2003, this segment had 14 million active customers, an increase of 22.5% in one year. The most significant increases were recorded in Romania, Slovakia and Egypt.

Fixed line, voice and data services – France: slowdown in loss of local market share7

Slowdown in loss of local market share7, limited to one point; ADSL revenues 188 million euros; 2.5 million ADSL lines at September 30, 2003; objective of 3 million ADLS customers by end 2003 confirmed

Contributive revenues1 from Fixed line, voice and data services – France registered a 5.8% decrease for Q3 2003 on a historical basis, related in part to the sale of TDF on December 13, 2002. On a comparable basis*, the decrease in revenues was limited despite the impact of lower prices for data services for businesses, ADSL promotional offers during the third quarter, and the introduction of free unlisted numbers since August 7, 2003. Revenues for Q3 2003 were down 2.4% compared to the 2002 period following decreases of 1.3% in the second quarter and 3.4% in the first quarter of 2003.

The overall fixed line telephony market showed steady improvement. The decrease in voice traffic measured by France Telecom was limited to a 2.8 % decrease in Q3 2003, compared to a decrease of 4.8% for the first six months of the year and a full-year decrease of 6.3% in 2002. Given this more favorable context, France Telecom confirms the slowdown in its loss of market share7 in local traffic. In September 2003, France Telecom’s share of the local market7 was 76.7%, representing a decrease limited to 1.1 points in the third quarter, compared to a loss of 1.3 points in the second quarter and a loss of 1.8 points in the first quarter. France Telecom’s share of the long distance market7 (domestic and international) remained relatively stable at 62.9% at September 30, 2003, representing a decrease of 0.4 points for Q3.

Subscriptions to calling plans continued to grow, with 218,000 new subscriptions recorded during Q3 2003. At September 30, 2003, the total number of subscriptions was 8.1 million, up from 6.2 million at September 30, 2002, representing a 32% increase in one year. In particular, the “Heures France” calling plan launched in July 2002 met with continued success, accounting for 68% of the annual increase in subscriptions as of September 30, 2003.

In addition, revenues from ADSL broadband Internet access (excluding revenues from Wanadoo clients) increased 23% compared to Q3 2002 due to the rapid development of ADSL in France. As of September 30, 2003, the number of broadband Internet access connections (including Wanadoo ADSL connections in France) totaled 2.5 million (including unbundled access) up from 843,000 at September 30, 2002, an increase of 194% in one year. France Telecom confirms its objective of 3 million ADSL connections by the end of 2003. ADSL revenues in France for the entire France Telecom Group, including Wanadoo, totaled 188 million euros for Q3 2003, an increase of 77.4% compared to Q3 2002 on a historical and comparable basis*.

Revenues from Business Services increased 2.1% on a historical basis and 0.3% on a comparable basis* for Q3 2003 despite a difficult economic climate. The data network business remained strong in the third quarter although revenues were impacted by lower prices for Internet and Intranet services. Quarterly revenues from data services increased 14.5% on a historical basis and 10.6% on a comparable basis*, offsetting the 8.4% decrease (on a historical and comparable basis*) in revenues from leased lines.

Wanadoo: sustained increase in revenues and broadband customer base

Wanadoo tops 2 million broadband customers in Europe; one Wanadoo customer in four now has broadband service with 138,000 new broadband customers added in September 2003 alone; growth in access services fueled by increase in ARPU and customer base

Contributive revenues1 from Wanadoo reached 639 million euros in Q3 2003, an increase of 28.3% on a historical basis and 24.1% on a comparable basis* compared to Q3 2002. This growth came primarily from Wanadoo’s Access, Portals and e-commerce segment, for which contributive revenues1 increased 49.4% on a historical basis and 40.4% on a comparable basis* in Q3 2003.

The increase in revenues from Access Services were sustained with a 47.9% rise in Q3 2003 on a comparable basis*. Very rapid growth in the number of broadband customers (ADSL and cable) continued, reaching 2.070 million customers at September 30, 2003 (23.3% of total active customers at that date), compared to 981,000 a year earlier. Wanadoo added 252,000 new broadband customers during Q3 2003, after adding 206,000 the previous quarter. Wanadoo had 8.9 million active customers at September 30, 2003, an increase of 13.4% on a comparable basis* in one year.

Rapid development of broadband continued in France with 170,000 new subscribers in Q3 2003, following 154,000 in Q2 and 196,000 in Q1. At September 30, 2003, Wanadoo had 1.564 million broadband subscribers in France, over one third of its 4.363 million subscribers at that date.

In the United Kingdom, revenues from access services increased 49.2% in Q3 2003 on a comparable basis*, due to the growing proportion of subscription customers, who accounted for 42% of the 2.6 million total active customers at September 30, 2003, compared to 35% a year earlier. At September 30, 2003, Freeserve had 123,000 ADSL customers compared to 28,000 at September 30, 2002.

In Spain, revenues from access services increased 27.3% in Q3 2003 on a comparable basis* due mainly to a steady rise in the share of customers with subscription service, who accounted for 55% of total active customers at September 30, 2003. The increase in March 2003 of rates for unlimited access dial-up service, and migration of customers from low-speed dial-up services to ADSL also had a favorable effect. At September 30, 2003 Wanadoo had 148,000 ADSL subscribers in Spain, representing 10% of its 1.42 million active customers at that date.

Revenues from Wanadoo’s Portals operations increased 10.1% in Q3 2003 on a comparable basis*. Revenues from e-commerce business decreased 23.4% as order volume did not offset the lower average purchase price.

Contributive revenues1 from Directories totaled 243 million euros for Q3 2003, an increase of 4.3% over the previous year on a historical and comparable basis*. Online directories (advertising and site creation) recorded revenue growth of 19%. Internet directories in France and Spain (pagesjaunes.fr and qdq.com) experienced rapid growth as revenues increased 57% in Q3 2003 compared to the same period of the previous year.

Fixed line, voice and data services – outside France: strong performance for TP Group’s wireless business despite unfavorable environment

Decrease in revenues for the segment due to negative impact of exchange rates and difficult economic environment, in particular for Equant; strong growth in wireless business largely offset a decline in fixed line telephony at TP Group

Revenues from the Fixed line, voice and data services – outside France segment decreased 15.6% in Q3 2003 on a historical basis. This was mainly due to the negative impact of exchange rates, in particular the U.S. dollar and Polish zloty, and to the impact of the sales of Casema (the Dutch cable operator) on January 28, 2003, and TDF’s operations outside France since December 13, 2002. On a comparable basis*, Q3 revenues for “Fixed line, voice and data services – outside France” decreased by only 2.5% compared to the year-earlier period.

TP Group:

Contributive revenues1 from TP Group amounted to 1 billion euros in Q3 2003, an 8.4% decrease on a historical basis due to the unfavorable trend in zloty exchange rates. On a comparable basis*, TP Group’s contributive revenues1 decreased 0.7% compared to Q3 2002 as the growth in wireless services offset nearly all of the shortfall in fixed line services.

Wireless subsidiary PTK Centertel continued to experience sustained growth in its services in Q3 2003 as revenues increased 19.7% on a historical basis and 29.5% on a comparable basis*. Customer recruitment remained dynamic with 271,000 new active customers added in Q3 2003, comparable to rates for the first two quarters of 2003. At September 30, 2003, PTK Centertel had 5.4 million active wireless customers, representing an increase of 33.9% in one year. The share of inclusive call-time subscription services, which generate nearly five times as much ARPU as prepaid services, also showed steady growth. At September 30, 2003, inclusive call-time subscription services represented 41.8% of the total subscriber base, up from 37.9% a year earlier. PTK Centertel improved its market share to 33.2% at September 30, 2003 from 31.7% at September 30, 2002, an increase of 1.5 points.

Fixed line services, which represent approximately three-quarters of TP Group’s revenues, recorded a decline of 7.4% in Q3 2003 on a comparable basis*. This was due to the impact of lower telephone traffic volume, even though the number of fixed line customers continued steady growth, reaching 11 million active customers at September 30, 2003, a 3.5% increase in one year. TP Group also had 1.7 million active Internet customers at September 30, 2003, representing growth of 24.5% compared to September 30, 2002.

Equant:

Contributive revenues1 from Equant for Q3 2003 were 548 million euros, a decrease of 5.4% from Q3 2002 on a comparable basis*. On a historical basis, this decrease was 17.1%, with approximately three-quarters due to the negative impact of exchange rates. Based on accounts published by Equant, sales of network services represented 56% of Equant’s revenues for Q3 2003, an increase of 4% on a comparable basis*. Direct sales, including sales via Transpac in France, increased 8.1% in Q3 2003 and more than offset the 14.3% decline in revenues from indirect distribution channels. Revenues from SITA decreased 10.3%, reflecting lower contractual prices. Revenues from integration services decreased 8.6% in Q3 2003.

TOP: Full-year target for Operating income before depreciation and amortization2 less CAPEX4 achieved in 9 months

Initiatives to improve performance are being actively pursued and new processes are in place across the entire France Telecom Group. The TOP Sourcing program has established a framework for optimized purchasing. CAPEX4 has been selectively limited while fueling targeted growth in key segments. Optimized OPEX3 continues to generate additional flexibility.

Operating income before depreciation and amortization2 less CAPEX4 improves by more than 1 billion euros on a comparable basis*

Results from TOP for the first three quarters of 2003 exceeded objectives. Operating income before depreciation and amortization2 less CAPEX4 amounted to 3.6 billion euros for Q3 2003, compared to 2.5 billion euros for Q3 2002 on a comparable basis* (2.6 billion euros on a historical basis). This improvement of approximately 1.1 billion euros on a comparable basis* includes 451 million euros in CAPEX4 gains, 265 million euros in OPEX3 gains and a 370 million euro increase in revenues. Operating income before depreciation and amortization2 less CAPEX4 amounted to 3.1 billion euros for Q1 2003, and 3.2 billion euros in Q2 2003.

For the first nine months of 2003, operating income before depreciation and amortization2 less CAPEX4 totaled 9.9 billion euros, reflecting regular improvement from one quarter to the next and achieving full-year objectives after just three quarters. At September 30, 2003, operating income before depreciation and amortization2 less CAPEX4 increased 59.2% compared to the first nine months of 2002.

Robust growth in operating income before depreciation and amortization2 and operating income

Operating income before depreciation and amortization2 for Q3 2003 was 4.7 billion euros. This represents an operating income before depreciation and amortization2/revenues margin of 40.1% for the quarter. Operating income before depreciation and amortization2 increased 8.9% on a historical basis and 15.7% on a comparable basis* compared to Q3 2002. Operating income for Q3 2003 totaled 2.8 billion euros, an increase of 27.1% over Q3 2002 on a historical basis and 33.4% on a comparable basis*, representing an operating income/revenues margin of 24.2%.

The increasingly positive impact of TOP is also seen in the improvement in consolidated operating income before depreciation and amortization2, which increased 17.9% compared to the first nine months of 2002 on a historical basis and 21.4% on a comparable basis* to reach 13.2 billion euros at September 30, 2003. Operating income over the first nine months of 2003 was 7.5 billion euros, up 38.2% over the first nine months of 2002 on a historical basis and 41% on a comparable basis*.

France Telecom confirms its objective of generating free cash flow5 of 15 billion euros through the TOP program for the 2003-2005 period and expects to generate more than 4 billion euros in free cash flow5 excluding asset disposals in 2003 alone (after the cash impact of the purchase of minority interests in Orange and the payments of interest in respect to the restructuring of France Telecom’s perpetual bonds redeemable for shares (TDIRAs)).

Efficient management of CAPEX4 and continued investment in growth segments

CAPEX4 totaled 1.1 billion euros for Q3 2003, a decrease of 34% on a historical basis and 29% on a comparable basis* compared to Q3 2002. CAPEX4 represented 9.5% of revenues for Q3 2003.

CAPEX4 gains for the third quarter amounted to 451 million euros on a comparable basis*. The main sources of these gains were Orange (241 million euros) and fixed line telephony in France (144 million euros). CAPEX4 for the fixed line segment in France decreased 37.1% on a historical basis and 33.5% on a comparable basis* versus Q3 2002, reflecting lower expenditures for switching and network transmission capacity in France, where the infrastructure has achieved excellent quality levels. CAPEX4 was lower at Orange due to rescheduling of investments in UMTS networks, given the delay of the 3G industry’s readiness for launch. A CAPEX4 sharing program has been initiated to increase pooling of investments in areas such as information systems and billing.

Consistent with the TOP approach and in order to accelerate productivity and improve targeting of investments, CAPEX4 expenditures has increased in segments with strong growth potential, especially investments in broadband. Investments in the ADSL network increased 85% for the entire Group over Q3 2002 while ADSL line production doubled versus the year-earlier period, with 305,000 lines installed in France. Investments in networks outside France were sustained, in particular in Poland, where the CAPEX4/revenues ratio was 19.3% for Q3 2003.

Steady decrease in OPEX3 driven by the deployment of new practices

The transformation of processes had a positive effect on OPEX3 in Q3 2003, leading to more selective targeting of expenditures and operational execution of pooling initiatives at every level of the France Telecom Group.

OPEX3 amounted to 6.97 billion euros in Q3 2003, presenting a 4-point improvement in the OPEX3/revenues margin compared to Q3 2002. France Telecom Group OPEX3 represented 59.9% of revenues for Q3 2003, compared to 64.2% for the year-earlier period, on a comparable basis*. OPEX3 gains totaled 265 million euros (465 million euros excluding one-off non cash items in Q3 2002). This was due mainly to initiatives to reduce external expenditures (176 million euros in gains), including a 139 million euro reduction in consulting and outsourcing expenses and a 28 million euro reduction in communications expenses. A network of more than 400 “savings trackers” was deployed to optimize and improve allocation of expenses, introducing a shift in the approach to long-term spending.

Continuous improvements in control over external expenditures due to an increased pooling of resources and process reengineering have given fresh impetus to France Telecom Group practices and flowed through to enhanced efficiency.

TOP Sourcing: a groupwide initiative

TOP Sourcing is a core program that is being rolled out across the entire France Telecom Group in three stages. The first stage, from January-June 2003, covered 41 commodities and 6.4 billion euros in expenses. This led to a 60% reduction in the portfolio of suppliers. Results from this stage are being contractualized and have had an initial impact. The second stage, launched at the end of June 2003, covers 22 commodities and 3.4 billion euros in groupwide expenses. The third stage will be launched in January 2004 to cover 2.7 billion euros in expenses. In addition, regular improvements are achieved for commodities which are not included in these three stages.

The program is expected to generate gains of over 700 million euros in 2003. France Telecom confirms the objective of the TOP Sourcing program generating gains of 4 billion euros over the 2003-2005 period.

Growth initiatives: Groupwide action plan to accelerate growth

Positive results from the TOP program are accompanied by the deployment of growth initiatives to leverage all opportunities in the France Telecom Group’s different markets. Some 40 growth initiatives at the Group’s different divisions have been launched. They aim in particular to strengthen the Group’s positions in current businesses and to leverage growth drivers to create new opportunities. At the same time, 14 groupwide initiatives are expected to deepen synergies within the France Telecom Group and focus on developing new services. The objective of these initiatives is to consolidate the Group’s medium-term growth potential and generate additional upside.

2003 Guidance

France Telecom confirms its full-year 2003 objective of a revenue growth of 3 to 5% on a comparable basis* and, with continued operational improvements generated by the TOP program, of operating income before depreciation and amortization2 in excess of 17 billion euros by the end of 2003, along with operating income of more than 9.2 billion euros. Taking into account the target of limiting CAPEX4 to under 5.5 billion euros and generating free cash flow5 before asset disposals of over 4 billion euros (after the cash impact of the purchase of minority interests in Orange and the payments of interest in respect to the restructuring of the TDIRA notes), France Telecom confirms its target of a ratio of net debt to operating income before depreciation and amortization2 of less than 3 by the end of 2003.

Additional financial information

Disposals and restructuring of TDIRA notes : during the third quarter of 2003 France Telecom completed asset disposals with an impact on net financial debt equivalent to a reduction in debt of 1.6 billion euros (including the disposal of France Telecom’s interest in Wind on July 1, 2003, representing an impact on net financial debt of 1.5 billion euros). During the third quarter of 2003 France Telecom restructured and repurchased part of its “Titres à Durée Indéterminée Remboursables en Actions” (TDIRA). This transaction, which was executed in September 2003, resulted in an increase in net financial debt of 1.2 billion euros.

Group profile (Figures at September 30, 2003)

At September 30, 2003, the France Telecom Group (including companies in which France Telecom holds a controlling interest) had a total of 114.9 million customers, broken down as follows:

	Customers (in millions)	Countries
Wireless Communications	53.6	21
Fixed Line Telephony	49.7	11
Internet Access (active customers)	10.7	11
Cable networks	0.9	1

A total of 1.9 million new subscribers were added during the third quarter of 2003, representing a growth rate significantly higher than that of the previous two quarters (1.3 million new subscribers during the second quarter and 1.6 million in the first quarter). The largest proportion of new subscribers came from Orange, which experienced significant renewed growth, adding 1.7 million new active customers during the third quarter 2003. This follows the addition of 1.2 million new subscribers in the second quarter and 910,000 in the first quarter.

Internet access also experienced an improvement in growth in the subscriber base in the third quarter of 2003, with 171,000 new active subscribers, compared with 19,000 new active subscribers during the previous quarter. The number of broadband Internet connections (ADSL and cable) increased by 282,000 new subscribers during the third quarter of 2003, compared to 221,000 in the second quarter.

The number of fixed line telephony subscribers remained stable overall during the third quarter of 2003.

Press contacts

Nilou du Castel                                                  Tél: 01 44 44 93 93

nilou.ducastel@francetelecom.com

Caroline Chaize

caroline.chaize@francetelecom.com

Notes:

*	Figures on a Comparable basis:

Figures for the nine months ended September 30, 2002: in order to provide a basis of comparison with the results for the nine months ended September 30, 2003, figures on a comparable basis* with constant exchange rates are presented for the first nine months of 2002. To this end, the results for the nine months ended September 30, 2002 have been adjusted to reflect the same scope of consolidation and exchange rates as in 2003.

Quarterly Figures: in order to provide a basis of comparison with the results of Q3 2003, figures on a comparable basis* with constant exchange rates are presented for Q3 2002. To this end, the results for Q3 2002 are established by deducting figures on a comparable basis* for first-half 2002 determined using the same scope of consolidation and average exchange rates as first-half 2003 from the figures on a comparable basis* for the nine months ended September 30, 2002 as described above.

(1)	Contributive revenues: consolidated revenues excluding intra-group transactions

(2)	Operating income before depreciation and amortization: Operating income before depreciation and amortization and before amortization of actuarial adjustments in the early retirement plan.

(3)	OPEX (operating expenses): Operating expenditures before depreciation and amortization of assets and before amortization of actuarial adjustments in the early retirement plan.

(4)	CAPEX (investments expenses): Acquisition of tangible and intangible assets, excluding GSM and UMTS licenses.

(5)	Free Cash Flow: Net cash generated by operating activities, less net cash used in investing activities. Free cash flow excluding asset disposals allocated to debt reduction does not include investment of cash in short-term marketable securities, which is added to cash flow allocated to investment activities.

(6)	ARPU: Annual average revenue per user is calculated by dividing network revenues for the previous 12 months by the weighted average number of customers during the same period. Network revenues include outgoing traffic, incoming traffic, connection fees, visitor roaming and value added services. The weighted average number of customers during a period is the average of the monthly average customer bases for the period. The monthly average customer base is calculated as the sum of the opening and closing customer bases for the month divided by two. ARPU is quoted on a revenue per customer per year basis. Orange France (mainland) does not currently receive revenues from other French mobile network operators for voice calls from their networks that terminate on Orange France’s mainland network as in some other markets, in particular the United Kingdom. As a consequence, French and UK ARPUs are not directly comparable.

(7)	Market share of fixed line telephony in France. Calculated based on traffic on the network or interconnected to the network of France Telecom.

(8)	AUPU: Average Usage Per User, calculated by dividing the total minutes used over the preceding 12 months (outbound calls, inbound calls and roaming) by the average subscriber base of the Group for the same period. AUPU is usually quoted on a monthly basis per customer.

This press release contains “forward-looking statements” about France Telecom, particularly in the section “2003 Guidance”. Such statements are not historical facts and include expressions about management’s confidence and strategies and management’s expectations about new and existing programs, opportunities, technology and market conditions. Although France Telecom believes its expectations are based on reasonable assumptions, these forward-looking statements are subject to numerous risks and uncertainties. These statements should not be regarded as a representation that anticipated events will occur or that expected objectives will be achieved. Important factors that could cause actual results or performance to differ materially from the results anticipated in the forward-looking statements include, among other things, the success of the announced Ambition FT 2005 plan, including the “15+15+15” plan and the TOP program, France Telecom’s other strategic, financial and operating initiatives, changes in economic, business and competitive markets, risks and uncertainties attendant upon international operations, technological trends, exchange rate fluctuations and market regulatory factors. More detailed information on the potential factors that could affect the financial results of France Telecom is contained in the Document de Référence submitted to the COB on March 21, 2003, and its filling on Form 20-F with the U.S. Securities and Exchange Commission on the same date. The forward-looking statements in this press release speak only as of the date hereof and France Telecom does not undertake to update any forward-looking statement to reflect events or circumstances after the date hereof, to the reflect the occurrence of unanticipated events.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANCE TELECOM

Date: October 29, 2003	By:	/S/ PIERRE HILAIRE
	Name:	Pierre Hilaire
	Title:	Director of Financial Information